SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2011

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement in relation to the unaudited condensed consolidated financial results of China Unicom (Hong Kong) Limited for the nine months ended September 30, 2011.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies, including those in connection with our restructuring and integration after our merger with China Netcom Group Corporation (Hong Kong) Limited, or China Netcom, mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of third generation mobile telecommunications, or 3G, digital cellular business and network infrastructure; (iii) the Company’s competitive position, including its ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage our position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company’s future business condition, including its future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-Owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	effects of the Company’s restructuring and integration following the completion of the Company’s merger with China Netcom;

•	effects of the Company’s discontinuation of the personal handyphone system business in response to the MIIT’s request;

•	effects of the Company’s acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•

changes in the political, economic, legal and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and

•	the recovery from the recent global economic downturn inside and outside the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: October 28, 2011

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ANNOUNCEMENT

The Board of the Company is pleased to announce the unaudited condensed consolidated results of the Group for the nine months ended 30 September 2011.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”) for the nine months ended 30 September 2011.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 30 SEPTEMBER 2011

(All amounts in Renminbi (“RMB”) millions)

	30 September 2011	31 December 2010 As restated (Note 2(a))

ASSETS
Non-current assets
Property, plant and equipment	360,844	366,060
Lease prepayments	7,569	7,607
Goodwill	2,771	2,771
Deferred income tax assets	5,803	4,840
Financial assets at fair value through other comprehensive income	7,907	6,214
Other assets	12,245	11,753

	397,139	399,245

Current assets
Inventories and consumables	4,386	3,728
Accounts receivable, net	11,281	9,286
Prepayments and other current assets	6,027	5,115
Amounts due from related parties	31	50
Amounts due from domestic carriers	1,166	1,261
Short-term bank deposits	320	273
Cash and cash equivalents	14,778	22,495

	37,989	42,208

Total assets	435,128	441,453

EQUITY
Equity attributable to owners of the parent
Share capital	2,311	2,310
Share premium	173,472	173,436
Reserves	(19,544)	(18,273)
Retained profits
- Proposed 2010 final dividend	—	1,885
- Others	50,761	46,483

Total equity	207,000	205,841

	30 September 2011	31 December 2010 As restated (Note 2(a))

LIABILITIES
Non-current liabilities
Long-term bank loans	1,414	1,462
Promissory notes	15,000	15,000
Convertible bonds	11,204	11,558
Corporate bonds	7,000	7,000
Deferred income tax liabilities	15	22
Deferred revenue	1,938	2,171
Other obligations	157	162

	36,728	37,375

Current liabilities
Accounts payables and accrued liabilities	88,994	97,659
Taxes payable	1,758	1,484
Amounts due to ultimate holding company	346	229
Amounts due to related parties	5,051	5,191
Amounts due to domestic carriers	1,239	873
Commercial papers	23,000	23,000
Short-term bank loans	33,595	36,727
Current portion of long-term bank loans	51	58
Dividend payable	479	431
Current portion of deferred revenue	964	1,042
Current portion of other obligations	2,614	2,637
Advances from customers	33,309	28,906

	191,400	198,237

Total liabilities	228,128	235,612

Total equity and liabilities	435,128	441,453

Net current liabilities	(153,411)	(156,029)

Total assets less current liabilities	243,728	243,216

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2011

(All amounts in RMB millions, except per share data)

		Nine months ended 30 September
	Note	2011	2010 As restated (Note 2(b))

Revenue		155,933	126,420

Interconnection charges		(11,972)	(10,151)
Depreciation and amortisation		(42,941)	(40,543)
Networks, operations and support expenses		(21,523)	(19,342)
Employee benefit expenses		(19,431)	(17,195)
Other operating expenses		(54,418)	(32,887)
Finance costs		(1,006)	(1,307)
Interest income		180	62
Other income - net		840	504

Profit before income tax		5,662	5,561
Income tax expenses		(1,399)	(1,310)

Profit for the period		4,263	4,251

Profit attributable to:
Owners of the parent		4,263	4,251

Earnings per share for profit attributable to owners of the parent:

Basic earnings per share (RMB)	4	0.18	0.18

Diluted earnings per share (RMB)	4	0.18	0.18

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2011

(All amounts in RMB millions)

	Nine months ended 30 September
	2011	2010 As restated (Note 2(b))

Profit for the period	4,263	4,251

Other comprehensive loss:
Changes in fair value of financial assets through other comprehensive income	(1,674)	(1,098)
Tax effect on changes in fair value of financial assets through other comprehensive income	417	268

Changes in fair value of financial assets through other comprehensive income, net of tax	(1,257)	(830)
Currency translation differences	(14)	(32)

Other comprehensive loss for the period, net of tax	(1,271)	(862)

Total comprehensive income for the period	2,992	3,389

Total comprehensive income attributable to:
Owners of the parent	2,992	3,389

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR

THE NINE MONTHS ENDED 30 SEPTEMBER 2011 (All amounts in RMB millions)

			Nine months ended 30 September
	Note		2011	2010

Net cash inflow from operating activities			53,296	58,653

Net cash outflow from investing activities	(a	)	(56,597)	(56,924)

Net cash (outflow)/ inflow from financing activities			(4,416)	1,042

Net (decrease)/ increase in cash and cash equivalents			(7,717)	2,771
Cash and cash equivalents, beginning of period			22,495	7,820

Cash and cash equivalents, end of period			14,778	10,591

Analysis of the balances of cash and cash equivalents:
Cash balances			6	7
Bank balances			14,772	10,584

			14,778	10,591

(a)	The amount of net cash outflow from investing activities for the nine months ended 30 September 2010 included the proceeds of approximately RMB5,121 million received in relation to disposal of the CDMA business in 2008.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2011

1.	GENERAL INFORMATION

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are principally engaged in the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”.

2.	BASIS OF PREPARATION

Except for (a) described below, the basis of preparation and the significant accounting policies and estimates adopted in the preparation of the unaudited condensed consolidated financial information for the nine months ended 30 September 2011 are consistent with those used in preparing the annual financial statements for the year ended 31 December 2010.

(a)	Early Adoption of IFRS/HKFRS 9

On 1 January 2011, the Group early adopted IFRS/HKFRS 9 “Financial Instruments”. IFRS/HKFRS 9 requires an entity to classify its financial assets into two measurement categories: those measured at fair value and those measured at amortised cost. The determination is made at initial recognition and the classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

Upon the adoption of the standard, the Group:

•	Classified its investments in equity instruments as those measured at fair value;

•

Made an irrevocable election to recognise changes in fair value of these financial assets only through other comprehensive income. As a result of this election, all subsequent fair value or disposal gains/losses will not be recognised in the statement of income; and

•	Transferred the balance of available-for-sale fair value reserve to investment valuation reserve.

There was no impact on the Group’s accounting for financial liabilities, as the new standard only affect the accounting for financial liabilities that are designated at fair value through profit and loss, and the Group did not have any such liabilities. For details, please refer to Note 3(a) set out in the unaudited condensed consolidated interim financial information included in the Company’s 2011 Interim Report.

(b)	Revenue Recognition on Sales of Services and Goods

The Group offers promotional packages to the customers which include the bundled sale of mobile handset and provision of services. Prior to the fourth quarter of 2010, the Group determined the amount of revenue allocated to the handset using the residual value method. Under such method, the Group determined the revenue from the sale of the mobile handset by deducting the fair value of the service element from the total contract consideration. The Group recognised revenue related to the sale of the handset when the title is passed to the customer whereas service revenue was recognised based upon the actual usage of mobile services. The cost of the mobile handset was expensed immediately to the statement of income.

During 2010, the Group has offered preferential promotional packages with more attractive terms to new subscribers, and more new subscribers were developed under such preferential packages during the year. In order to provide reliable and more relevant information to users of the financial statements, starting from the fourth quarter of 2010, the Group determined to adopt the accounting policy of relative fair value method retrospectively from 1 January 2010 to account for such preferential promotional packages, considering that each deliverable in the promotional packages has standalone value to the customer and there is objective and reliable evidence of the fair value regarding each deliverable in the services packages. Under the relative fair value method, the total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. Revenue relating to the sale of the handset is recognised when the title is passed to the customer whereas service revenue is recognised based upon the actual usage of mobile services. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition. For details, please refer to Note 2.24(a) set out in the financial statements included in the Company’s 2010 Annual Report.

This change in accounting policy resulted in an increase in the Group’s revenue, profit before income tax, profit for the period and earnings per share of RMB1,131 million, RMB1,131 million, RMB983 million and RMB0.04 respectively, for the nine months ended 30 September 2010; and a decrease in advances from customers of RMB1,356 million as at 30 September 2010. The 2010 comparative figures have been restated accordingly.

(c)	Going Concern Assumption

As at 30 September 2011, current liabilities of the Group exceeded current assets by approximately RMB153.4 billion (31 December 2010: approximately RMB156.0 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflow from operating activities;

•	Approximately RMB202.1 billion of revolving banking facilities and registered quota of commercial papers, of which approximately RMB149.5 billion was unutilised as at 30 September 2011; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group will continue to optimise its fund raising strategy from the short, medium and long-term perspectives and will maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Group for the nine months ended 30 September 2011 has been prepared on a going concern basis.

(d)	Renewal of Continuing Connected Transactions in October 2010

The Group renewed the continuing connected transactions on 29 October 2010 which became effective on 1 January 2011. For details, please refer to Note 39.1(d) set out in the financial statements included in the Company’s 2010 Annual Report.

3.	AGREEMENT ON ADDITIONAL INVESTMENTS BETWEEN THE COMPANY AND TELEFÓNICA S.A.

On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica S.A. (“Telefónica”) that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury (“Telefónica Treasury Shares”) for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. Please refer to the section headed “AGREEMENT TO ENHANCE THE STRATEGIC ALLIANCE WITH TELEFÓNICA” for details.

4.	EARNINGS PER SHARE

Basic earnings per share for the nine months ended 30 September 2011 and 2010 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the nine months ended 30 September 2011 and 2010 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All potential ordinary shares for the nine months ended 30 September 2011 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme and (iii) convertible bonds, while all potential ordinary shares for the nine months ended 30 September 2010 arose from (i) share options granted under the amended Share Option Scheme; and (ii) share options granted under the amended Special Purpose Share Option Scheme.

For the nine months ended 30 September 2010, the potential ordinary shares which are not dilutive arose from share options with exercise price of HKD15.42 granted under the amended Share Option Scheme, which were excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

For the nine months ended 30 September 2011, share options with exercise price of HKD15.42 granted under the amended Share Option Scheme were lapsed.

The following table sets forth the computation of basic and diluted earnings per share:

	Nine months ended 30 September
	2011	2010 As restated

Numerator (in RMB millions):
Profit attributable to owners of the parent used in computing basic earnings per share	4,263	4,251
Imputed finance cost on the liability component of convertible bonds	161	—

Profit attributable to owners of the parent used in computing diluted earnings per share	4,424	4,251

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,563	23,562
Dilutive equivalent shares arising from share options	217	134
Dilutive equivalent shares arising from convertible bonds	900	—

Shares used in computing diluted earnings per share	24,680	23,696

Basic earnings per share (in RMB)	0.18	0.18

Diluted earnings per share (in RMB)	0.18	0.18

5.	EVENTS AFTER THE REPORTING PERIOD

On 20 October 2011, China United Network Communications Corporation Limited issued the second tranche of commercial paper for the year 2011 in the amount of RMB8 billion. The paper has maturity period of 366 days and carries interests at 5.78% per annum.

Financial Outline1

In the first three quarters of 2011, the Company maintained a healthy, positive and upward development trend.

Revenue

In the first three quarters of 2011, total revenue would reach RMB155.918 billion or increase by 23.5% as compared to the same period of last year. Out of the total revenue, service revenue would reach RMB137.795 billion, or increase by 13.2% as compared to the same period of last year.

Continuous rapid growth in the mobile business. In the first three quarters of 2011, revenue from the mobile business was RMB93.964 billion or increased by 44.8% as compared to the same period of last year. Out of the revenue from the mobile business, service revenue was RMB75.888 billion or increased by 25.6% as compared to the same period of last year. Value-added service revenue from the mobile business was RMB27.333 billion, and as a percentage of service revenue from the mobile business, there was an increase from 31.4% in the first three quarters of 2010 to 36.0% in the first three quarters of 2011. The net addition of mobile subscribers was 21.608 million in the first three quarters of 2011, and the total number of mobile subscribers reached 189.034 million as at 30 September 2011. The average revenue per user per month (“ARPU”) of mobile business was RMB47.4, representing an increase of 9.0% from the same period of last year.

GSM business maintained steady growth in the first three quarters of 2011, and the service revenue from GSM business was RMB53.696 billion, up by 1.0% from the same period of last year. The net addition of GSM subscribers was 5.438 million in the first three quarters of 2011, and the total number of GSM subscribers reached 158.804 million as at 30 September 2011. The ARPU of GSM business was RMB38.1, and the average minutes of usage per subscriber per month (“MOU”) was 258.8 minutes. 3G mobile business continued to grow rapidly. Service revenue from 3G mobile business was RMB22.192 billion, and as a percentage of service revenue from the mobile business, there was an increase from 12.0% in the first three quarters of 2010 to 29.2% in the first three quarters of 2011. The net addition of 3G mobile subscribers was 16.170 million in the first three quarters of 2011, and the total number of 3G mobile subscribers reached 30.230 million as at 30 September 2011. The ARPU of 3G mobile business was RMB115.0, the MOU was 658.0 minutes and the average monthly data usage per subscriber was 270M.

Stable development in the fixed-line business. In the first three quarters of 2011, revenue from the fixed-line business would reach RMB61.286 billion or increase by 2.2% as compared to the same period of last year. Out of the revenue from the fixed-line business, service revenue from the fixed-lined business would reach RMB61.239 billion or increase by 2.3% as compared to the same period of last year. Non-voice revenue from the fixed-line business was RMB38.575 billion, and as a percentage of service revenue from the fixed-line business, there was an increase from 54.6% in the first three quarters of 2010 to 63.0% in the first three quarters of 2011.

Service revenue from broadband business was RMB26.092 billion, up by 18.1% from the same period of last year. As a percentage of service revenue from the fixed-line business, there was an increase from 36.9% in the first three quarters of 2010 to 42.6% in the first three quarters of 2011. The net addition of broadband subscribers was 7.313 million in the first three quarters of 2011, and the total number of broadband service subscribers reached 54.537 million as at 30 September 2011. The ARPU of broadband business was RMB56.9. Service revenue from local telephone business was RMB26.129 billion, down by 14.8% from the same period of last year. The net reduction in local telephone subscribers was 2.060 million in the first three quarters of 2011, and the total number of local telephone service subscribers reached 94.575 million as at 30 September 2011. The ARPU of local telephone business was RMB26.2.

Costs and Expenses

Due to the factors including the expansion of Company’s network capacity, rapid business growth and the higher inflation rate, the Company continued to face the pressure of increased costs. In the first three quarters of 2011, total costs and expenses2 were RMB150.271 billion, up by 24.3% from the same period of last year.

The Company further optimised network coverage and enhanced network quality. Due to the increase in assets, the depreciation and amortisation increased to RMB42.941 billion in the first three quarters of 2011, representing an increase of RMB2.398 billion or 5.9% from the same period of last year. Due to the increase in utilities charges and rental expenses, networks, operations and support expenses were RMB21.523 billion in the first three quarters of 2011, representing an increase of RMB2.181 billion or 11.3% from the same period of last year.

As the Company continued the market promotion of its businesses, selling and marketing expenses were RMB20.634 billion in the first three quarters of 2011, increased by RMB3.524 billion or 20.6% from the same period of last year. 3G handset subsidy cost was RMB4.156 billion, increased by RMB2.890 billion from the same period of last year.

Due to the higher inflation rate and the increases in average social wages, employee insurance costs and motivation bonus, the Company’s employee benefit expenses were RMB19.431 billion in the first three quarters of 2011, increased by RMB2.236 billion or 13.0% from the same period of last year.

Earnings

In the first three quarters of 2011, profit before income tax would be RMB5.647 billion, and the profit for the period would be RMB4.248 billion, up by 4.1% from the same period of last year. Basic earnings per share1 was RMB0.181. EBITDA3 would be RMB48.574 billion, up by 4.1% as compared to the same period of last year. EBITDA margin (EBITDA as a percentage of the total revenue) would be 31.2%.

Note 1:	Except for earnings per share, all revenue and profit figures mentioned above excluded deferred fixed-line upfront connection fees of RMB15 million for the first three quarters of 2011 and RMB169 million for the first three quarters of 2010.

Note 2:	Including interconnection charges, depreciation and amortisation, networks, operations and support expenses, employee benefit expenses, other operating expenses, finance costs, interest income and other income-net.

Note 3:	EBITDA represents profit for the period before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Group.

AGREEMENT TO ENHANCE THE STRATEGIC ALLIANCE WITH TELEFÓNICA

On 23 January 2011, the Company and Telefónica entered into an Agreement to Enhance the Strategic Alliance (the “Agreement to Enhance the Strategic Alliance”).

Pursuant to the Agreement to Enhance the Strategic Alliance, the Company acquired from Telefónica 21,827,499 ordinary shares of Euro1.00 each in the capital of Telefónica for an aggregate purchase price of Euro374,559,882.84 on 25 January 2011, and Telefónica agreed to purchase ordinary shares of HKD0.10 each in the capital of the Company for the aggregate consideration of USD500,000,000 through acquisitions from third parties within nine months after the date of the signing of the Agreement to Enhance the Strategic Alliance. Such acquisitions of ordinary shares in the Company by Telefónica have been completed in accordance with the terms of the Agreement to Enhance the Strategic Alliance.

Under the Agreement to Enhance the Strategic Alliance, the Company and Telefónica further agreed to enhance their existing strategic alliance and to deepen their cooperation in procurement, mobile service platforms, service to multinational customers, wholesale carriers, roaming, technology/research and development, international business development, cooperation and the sharing of best practices. Furthermore, Mr. Chang Xiaobing was appointed as a director to the Board of Telefónica in May 2011 pursuant to the Agreement to Enhance the Strategic Alliance.

Please refer to the Company’s announcement dated 23 January 2011 for details.

CAUTION STATEMENT

The Board wishes to remind investors that the unaudited financial information and the financial outline for the nine months ended 30 September 2011 are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The financial information for the nine months ended 30 September 2010 are extracted from the unaudited financial information of the Group and has been restated; and the financial information for the year ended 31 December 2010 are extracted from the audited financial statements as contained in the 2010 Annual Report and has been restated.

Investors are cautioned not to unduly rely on financial data, statistics and comparison for the nine months ended 30 September 2011. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin

By Order of the Board of China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary

Hong Kong, 27 October 2011